Exhibit 99.39

Form 51-102F3

Material Change Report Under

National Instrument 51-102

1.

Name & Address of Company

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia

B3J 3K1

2.

Date of Material Change

June 22, 2006.

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on June 8, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Linear Gold Corp. announced that it would complete a reorganization involving the distribution of the shares of Linear Gold’s 100% owned subsidiary, Linear Metals Corporation, to Linear Gold’s shareholders of record as of June 26, 2006 (June 22, 2006 ex-distribution date).

5.

Full Description of Material Change

Linear announced that the planned reorganization involving the shareholder distribution of the shares of Linear Gold's 100% owned subsidiary, Linear Metals Corporation (“Linear Metals”), to Linear Gold’s shareholders of record as of June 26, 2006, has been approved by the directors. The reorganization will be completed in substantially the same form as announced on April 24, 2006.

Linear Gold 's Board of Directors has approved the payment of the dividend in the form of each Linear Gold shareholder receiving a Unit in Linear Metals comprised of 0.8 common shares and one-tenth of a warrant, with each full warrant entitling the holder to acquire an additional common share of Linear Metals for $0.12 at any time prior to July 27, 2006 ..   Accordingly, for each ten shares held by a Linear Gold shareholder, they will receive eight common shares of Linear Metals and one warrant, expiring on July 27, 2006, to acquire an additional common share at $0.12.   Based on the current 21,397,780 issued and outstanding shares in Linear Gold, 17,118,224 common shares and 2,139,778 warrants of Linear Metals are expected to be distributed. Linear Metals has arranged for a standby subscription commitment to subscribe for any unexercised warrants, thereby providing that 2,139,778 shares will be issued pursuant to the exercise of warrants and the standby subscription commitment ..  The standby subscription commitment will be provided by managers of Linear Gold ..

Linear Metals has filed a preliminary prospectus qualifying the Linear Metals common shares for distribution and anticipates filing and receipt of the final prospectus will occur within the next 10 days ..

The TSX - Venture E xchange (the “Exchange”) has conditionally accepted Linear Metals’ application for listing of its common shares and Linear Metals will continue working with the Exchange to complete the listing in a timely and efficient manner.

In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, have been transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties , located in Canada, have been transferred to Linear Metals.  Information on each of these properties is available on the Linear Gold website www.lineargoldcorp.com.

Linear Metals Strategy

Linear Metals plans to explore and advance its initial portfolio of properties while aggressively pursuing non-gold assets with an initial focus on Mexico.  Linear Metals will pursue acquisitions that are not in competition with Linear Gold.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.

Omitted Information

Not applicable

8.

Senior Officer

Brian MacEachen

Vice-President & Chief Financial Officer

Telephone:

(902) 422-1421

Fax:

(902) 491-4281

DATED at Halifax, Nova Scotia this 22nd day of June, 2006.

Linear Gold Corp.

By:

/s/ Brian MacEachen

Brian MacEachen

Vice President & Chief Financial Officer